UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2025

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 17, 2025, Tiziana Life Sciences LTD (the “Company”) issued this 6K announcing, that Founder and Executive Chairman, Gabriele Cerrone will ring the Closing Bell at the Nasdaq MarketSite in Times Square, New York today. The ceremony, will be held from 3:45 PM to 4:15 PM ET, celebrates Tiziana's ongoing advancements in innovative treatments, including its lead candidate intranasal foralumab, a fully human anti-CD3 monoclonal antibody. The company's pioneering nasal delivery approach aims to provide improved efficacy, safety, and tolerability compared to traditional intravenous methods, targeting neurodegenerative and inflammatory diseases such as multiple sclerosis, Alzheimer's disease, and ALS.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: December 17, 2025	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Tiziana Life Sciences LTD Press Release, dated December 17, 2025

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